SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 16, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Determination of Number of New Shares to be Issued through Global Offering

July 16, 2015
Sony Corporation

Determination of Number of New Shares to be Issued through Global Offering

Sony Corporation hereby announces that, with respect to the issuance of new shares decided upon by the Representative Corporate Executive Officer, President & CEO of Sony Corporation on June 30, 2015, the number of new shares to be issued as a result of the exercise of the option to purchase additional shares of common stock of Sony Corporation granted to the international managers in the international offering has been determined.

Number of shares to be issued as a result of the exercise of the
option granted to the international managers:	7,200,000 shares

<Reference>

1.	Class and number of shares to be offered by the issuance of new shares through the Japanese public offering and the international offering

87,200,000 shares of common stock of Sony Corporation, which is the sum of (i) through (iii) below.

(i)	32,000,000 new shares to be underwritten and purchased by the Japanese underwriters in the public offering in Japan (the “Japanese Public Offering”).

(ii)	48,000,000 new shares to be underwritten and purchased by the international managers in the international offering (the “International Offering”).

(iii)
7,200,000 shares to be issued as a result of the exercise of the option granted to the international managers in the International Offering for the purchase of additional shares (the “International Option”).

2.	Total number of issued shares before and after the issuance of new shares through the Japanese Public Offering, the International Offering and the International Option:

Current total number of issued shares:	1,170,057,560	shares (as of May 31, 2015)
Number of shares to be newly issued by the issuance of new
shares through the Japanese Public Offering, the International
Offering and the International Option:	87,200,000	shares
Total number of issued shares after the issuance of new shares through the Japanese Public Offering, the International Offering
and the International Option:	1,257,257,560	shares

In addition to the above, up to 4,800,000 shares of common stock of Sony Corporation may be issued on August 18, 2015 by way of third-party allotment to the designated Japanese underwriter in connection with the secondary offering to cover over-allotments (the “Capital Increase by way of Third-Party Allotment”).

Note: This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

3.	Use of proceeds

Sony Corporation expects to receive net proceeds of approximately 300 billion yen from the Japanese Public Offering, the International Offering, the International Option and the Capital Increase by way of Third-Party Allotment (collectively, the “Global Offering of Common Stock”), after deducting estimated offering expenses payable by Sony Corporation. Sony Corporation intends to use approximately 188 billion yen of the net proceeds from the Global Offering of Common Stock to fund capital expenditures in the Devices segment and the remainder to fund research and development expenditures in the Devices segment.

For further details on the use of proceeds, see the release titled “Issuance of New Shares, Secondary Offering of Shares to Cover Over-allotments, and Issuance of Convertible Bonds with Stock Acquisition Rights” announced on June 30, 2015.

End of Document

Note: This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.